Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA FedEx

January 10, 2014

Alberto H. Zapata
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC  20549-8629

RE:       Lincoln Life Variable Annuity Account N of
The Lincoln National Life Insurance Company
Registration Statement on Form N-4 for
Individual Variable Annuity Contracts
File No. 333-193273;   Lincoln Investor Advantage SM Fee-Based

Dear Mr. Zapata:

On behalf of The Lincoln National Life Insurance Company (“Lincoln”) and Lincoln Life Variable Annuity Account N (“the Account”), enclosed is a courtesy copy of the initial registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-4 (the “Registration Statement”) for certain individual variable annuity contracts marketed under the name Lincoln Investor AdvantageSM Fee-Based (“the Fee-Based Contracts”).  The Registration Statement was filed with the Securities and Exchange Commission (“the Commission”) via EDGAR on January 10, 2014.

The Fee-Based Contracts are in many respects similar to certain individual variable annuity contracts (the “Contracts”) issued by Lincoln through the Account (specifically, Lincoln Investor AdvantageSM; File No. 333-193272).  The filing for the Contracts is currently being reviewed by the staff of the Office of Insurance Products, Division of Investment Management. The enclosed copies of the prospectus and Statement of Additional Information have been marked to show the differences between the Fee-Based Contracts and the Contracts.

As stated in the transmittal letter for the Registration Statement, we respectfully request that the Registration Statement be given selective review pursuant to SEC Release No. IC-13768.

The material differences between the Fee-Based Contracts and the Contracts are as follows:

1.	The Fee-Based Contracts have lower M&E charges than the Contracts, including the charge for i4LIFE® Advantage.
2.	The Fee-Based Contracts have no account fee and no surrender charges. The Contracts have an annual account fee and surrender charges, depending on which share class is purchased.
3.	The RIA Contracts do not have a provision for selling group individuals that is offered by the Contracts.
4.
The Fee-Based Contracts offer only one contract variation, while the Contracts offer two share classes (B Share and C Share) in the same prospectus. Consequently, revisions have been made to the following sections:

▪	Page 1, introductory paragraph,
▪	the Expense Tables,
▪	Purchase of Contracts.
5.
The Fee-Based Contracts are designed to be sold as part of a fee-based financial plan (no commissions will be paid). Under this arrangement, the contract owner pays the investment firm/professional directly for services. The Contracts are sold by broker-dealers who receive compensation from the Principal Underwriter of the Contracts. Consequently, the Distribution of the Contract section has been revised.

We believe the blacklining accurately reflects the differences outlined above. Any questions or comments regarding this filing may be directed to my attention at 860-466-1222.  Thank you for your assistance.

Sincerely,
Scott C. Durocher